UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On September 17, 2018, The Stars Group Inc. (the “Corporation”) filed a Business Acquisition Report (the “BAR”) on SEDAR at www.sedar.com with respect to a subsidiary of the Corporation’s acquisition of Sky Betting & Gaming on July 10, 2018. On the same date, the Corporation issued a news release announcing the same and providing certain supplemental information (the “Release”). Copies of the BAR and the Release are each attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: September 17, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Business Acquisition Report, dated September 17, 2018

99.2	News Release, dated September 17, 2018